Corporate Law Solutions A Professional Law Corporation
CLS	Gregory W. Preston, Esq. Managing Director 907 Sandcastle Drive Direct Dial: 949.760.0107 Corona del Mar, CA 92625 gpreston@corp-law.com
July 27, 2021

Via EDGAR and Email Christopher Dunham, Esq. (dunhamc@sec.gov) Division of Corporation Finance Office of Real Estate & ConstructionSecurities and Exchange Commission Washington, D.C. 20549

Re:	Elevate.Money REIT I, Inc. (the “Company”) Offering Statement on Form 1-A Post Qualification Amendment No. 2 Filed July 27, 2021 File No. 024-11284

Dear Mr. Dunham:

On behalf of the Company, we are responding to your comment letter dated July 22, 2021 to the Company’s, Offering Statement on Form 1-A filed July 15, 2021 (“Offering Statement”).

Your numbered comments and our corresponding responses are set forth below.

General

1.	We note your revised disclosure in response to comment 2. Please revise to reconcile the statements on page ii and elsewhere that you have not yet identified any properties to acquire with the disclosure on page 75 regarding a potential property acquisition.

Response: The requested revisions have been made.

2.	We note your response to comment 3. Please revise your plan of distribution to disclose whether North Capital will or has been paid the additional dealer management fees for acting as Escrow Agent disclosed in Offering Circular Supplement No. 2, filed March 10, 2021, quantifying the amount of any such fees due or paid to date. Please also revise Mr. Hofer's biography on page 52 to reflect the SEC investigation and settlement with BrixInvest, LLC. Refer to Item 401(e) of Regulation S-K for guidance.

Response: The requested disclosures and revision have been made.

On behalf of the Company qualification of the amended Form 1-A is requested on July 28, 2021 or as soon as is possible thereafter.

Thank you for your assistance with regard to this filing and please do not hesitate to contact the undersigned with regard to any questions you might have or requests for additional information.

Sincerely,

Corporate Law Solutions, PC

By:	/s/ GREGORY W. PRESTON
Gregory W. Preston, Esq.
Managing Director

cc: Harold Hofer

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